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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel

March 26, 2021

Re:	Bilander Acquisition Corp. Registration Statement on Form S-1

Filed February 23, 2021
File No. 333-253419

Ms. Loan Lauren Nguyen

Ms. Irene Barberena-Meissner

Mr. Gus Rodriguez

Mr. Yong Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Nguyen:

On behalf of Bilander Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 22, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	2	March 26, 2021

Registration Statement on Form S-1 filed on February 23, 2021

Summary Financial Data, page 33

1.	Since you have a working capital deficiency as of February 11, 2021, ensure the amount in your actual column is parenthesized.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1.

Please do not hesitate to contact me at (212) 450-4463, (212) 701-5463 (fax) or yan.zhang@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Yan Zhang

Yan Zhang

cc.	James H. Greene, Jr., Chief Executive Officer

Rufina A. Adams, Chief Financial Officer and Secretary

Bilander Acquisition Corp.

Samir A. Gandhi, Esq.

Michael P. Heinz, Esq.

Keith B. DeLeon, Esq.

Sidley Austin LLP